EXHIBIT 12

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS

(in thousands, except ratios)

	Years ended December 31,
	2012	2011	2010	2009	2008

Net loss ratio
Loss and loss adjustment expense, net	$1,305,511	$1,399,247	$1,213,029	$1,215,759	$1,211,873
Net earned premium	2,242,625	2,127,170	2,041,924	2,037,235	2,007,774
Net loss ratio (1)	58.2%	65.8%	59.4%	59.7%	60.4%
(Net loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio (2)
Segment underwriting expense (3)	$565,777	$536,238	$519,336	$502,256	$492,445
Segment revenue (4)	2,231,734	2,117,882	2,030,219	2,020,088	1,939,550
Expense ratio	25.4%	25.3%	25.6%	24.9%	25.4%
(Expense ratio = segment underwriting expense divided by segment revenue)

Combined ratio (2)	83.6%	91.1%	85.0%	84.6%	85.8%
(Combined ratio = net loss ratio plus expense ratio)

Accident year net loss ratio
Loss and loss adjustment expense, net	$1,305,511	$1,399,247	$1,213,029	$1,215,759	$1,211,873
Add: Favorable (adverse) development	70,011	(10,147)	22,663	53,524	82,371

Accident year net loss and loss adjustment expense	$1,375,522	$1,389,100	$1,235,692	$1,269,283	$1,294,244

Net earned premium	$2,242,625	$2,127,170	$2,041,924	$2,037,235	$2,007,774
Add: (Increase) decrease related to prior year reinstatement premium	(5,083)	-	3,177	-	-

Accident year net earned premium	$2,237,542	$2,127,170	$2,045,101	$2,037,235	$2,007,774

Accident year net loss ratio	61.5%	65.3%	60.4%	62.3%	64.5%
(Accident year net loss ratio = accident year net loss and loss adjustment expense divided by accident year net earned premium)

(1)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.
(2)	The 2011 – 2008 expense ratios and combined ratios have been adjusted to reflect change in Exited Lines in 2012. See Note 12, “Segments” to the Consolidated Financial Statements.
(3)	Sum of Other Expense for each of our insurance segments.
(4)	Sum of Segment Revenue for each of our insurance segments.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS

(in thousands, except ratios)

	Years ended December 31,
	2012	2011	2010	2009	2008

Net paid loss ratio
Losses paid, net of reinsurance	$1,272,345	$1,253,689	$1,218,080	$1,137,779	$1,084,778
Net earned premium	2,242,625	2,127,170	2,041,924	2,037,235	2,007,774
Net paid loss ratio	56.7%	58.9%	59.7%	55.8%	54.0%
(Net paid loss ratio = losses paid, net of reinsurance, divided by net earned premium)

Ratio of earnings to fixed charges
Interest factor of rent expense (5)	$5,328	$5,390	$5,294	$5,277	$4,581
Interest expense	25,628	23,070	21,348	16,164	20,362
Capitalized interest	303	382	-	51	104

Total fixed charges	$31,259	$28,842	$26,642	$21,492	$25,047

Earnings before income tax expense	$554,427	$355,006	$489,827	$518,551	$432,238
Interest factor of rent expense (5)	5,328	5,390	5,294	5,277	4,581
Interest expense	25,628	23,070	21,348	16,164	20,362

Earnings per calculation	$585,383	$383,466	$516,469	$539,992	$457,181

Ratio of earnings to fixed charges (6)	18.73	13.30	19.39	25.13	18.25

(5)	Estimated to be 33% of total rent expense.
(6)	Earnings per calculation divided by total fixed charges.